UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-40368

SAIHEAT Limited

c/o #266A South Bridge Road, #02-01 Singapore (058815)

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

EXPLANATORY NOTE

SAIHEAT Limited (the “Company”) announced that all the shareholder proposals submitted for shareholders’ approval have been duly adopted at its extraordinary general meeting of shareholders held virtually at http://www.virtualshareholdermeeting.com/SAIH2026SM on August 26, 2026 (the “EGM”).

The Company hereby submits this report on Form 6-K to furnish, among others, (i) the fifth amended and restated memorandum and articles of association of the Company as set forth in Exhibit 3.1 hereto, (ii) the sixth amended and restated memorandum and articles of association of the Company as set forth in Exhibit 3.2 hereto, and (iii) the voting results of the EGM as set forth in Exhibit 99.1 hereto. For more details, please refer to exhibits to this report on Form 6-K.

Exhibit Index

Exhibit No.	Description
3.1	Fifth Amended and Restated Memorandum and Articles of Association
3.2	Sixth Amended and Restated Memorandum and Articles of Association
99.1	Voting Results of Extraordinary General Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAIHEAT Limited

By:	/s/ Jianwei Li
Jianwei Li
Chief Executive Officer

Date: August 26, 2026

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